                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: March 2002                    Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                Form 40-F      X
                   ---------                                ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                      No             X
                   ---------                                ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

       EXHIBIT                                     DESCRIPTION OF EXHIBIT
------------------------------------------------------------------------------
EXHIBIT 1                                     PRESIDENT'S LETTER TO
                                              SHAREHOLDERS DATED MARCH 25,
                                              2002, NOTICE OF MEETING AND
                                              MANAGEMENT PROXY CIRCULAR, DATED
                                              FEBRUARY 28, 2002

EXHIBIT 2                                     FORM OF PROXY

EXHIBIT 3                                     POLICY 41 RETURN CARD

EXHIBIT 4                                     LETTER TO SHAREHOLDERS WITH
                                              RESPECT TO ELECTRONIC DOCUMENT
                                              DELIVERY AND ELECTRONIC VOTING

                                    EXHIBIT 1

[SUNCOR LOGO]

                                                               RICHARD L. GEORGE

                                           President and Chief Executive Officer

March 25, 2002

Dear Suncor Shareholder:

You are invited to attend the annual and special meeting of shareholders of Suncor Energy Inc. to be held at the Keyano College Theatre, 8115 Franklin Avenue, Ft. McMurray, Alberta, on Friday, April 26, 2002, at 10:00 a.m.

Enclosed with this letter are Suncor's 2001 annual report, notice of meeting, management proxy circular and form of proxy or voting instruction form. These materials describe the business to be dealt with at the meeting, and provide you with additional information about Suncor and its directors and executive officers.

This year we are pleased to offer a new service for registered shareholders and most non-registered shareholders, offering electronic access to our shareholder communications. If you are interested in this service, information on how to register is on the proxy form, voting instruction form or information letter enclosed. If you have internet access, you may wish to consider this service as it will benefit our environment and reduce costs. Of course, you are free to continue receiving documents in the mail if this is more suitable to you.

We look forward to and welcome your attendance at the meeting. If you hold your shares in the name of a nominee, such as your brokerage firm, or if you are a registered holder but are unable to attend, or are able to attend but wish to provide your voting instructions in advance, you may complete, sign and return the enclosed form of proxy by mail. Most shareholders may also vote their shares by telephone or through the internet, as indicated on the enclosed form of proxy, voting instruction form or information letter. Shareholders choosing telephone or internet voting should not return the enclosed form of proxy or voting instruction form by mail. Arrangements have been made for Computershare Trust Company of Canada, Suncor's transfer agent, to count and tabulate proxies in such a manner as to preserve confidentiality of individual shareholder votes. Under those arrangements, proxies will not be reviewed by Suncor's management, except where they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or as necessary to meet legal requirements.

Following the meeting, you will have an opportunity to meet Suncor's directors and executives. I look forward to seeing you there.

Yours truly,

"RICHARD L. GEORGE"

Richard L. George
President and Chief Executive Officer

[SUNCOR LOGO]

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     The Annual and Special Meeting of Shareholders of Suncor Energy Inc. (the "Corporation") will be held in the Keyano College Theatre, 8115 Franklin Avenue, Ft. McMurray, Alberta, on Friday, April 26, 2002, at 10:00 a.m. local time for the following purposes:

     (a) to receive the Annual Report and the financial statements for the year ended December 31, 2001 and the report of the auditors thereon;

     (b) to elect directors;

     (c) to appoint the auditors;

     (d) to consider and, if thought fit, to pass an ordinary resolution approving the amendment of the Company's general operating by-law;

     (e) to consider and, if thought fit, to pass an ordinary resolution approving the Company's Sunshare Performance Stock Option Plan;

     (f) to consider and, if thought fit, to pass an ordinary resolution of the independent shareholders to approve the continuation of the Corporation's Shareholder Rights Plan and its amendment and restatement;

     (g) to consider and, if thought fit, to pass, with or without amendment, a special resolution (the "Special Resolution") amending the articles of the Company to divide the issued and outstanding Common Shares of Suncor on a two-for-one basis; and

     (h) to transact such other business as may properly come before the meeting or any adjournment thereof.

     Further particulars of the above matters are set out in the attached Management Proxy Circular.

     Shareholders who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the envelope provided for use at the meeting and any adjournment thereof. Shareholders may also vote their shares by telephone or through the internet, using the procedures described on the enclosed form of proxy. Shareholders choosing telephone or internet voting should not return the enclosed form of proxy by mail.

                                      By Order of the Board of Directors

                                      "JANICE B. ODEGAARD"

                                      Janice B. Odegaard
Calgary, Alberta                      Vice President, Associate General Counsel
February 28, 2002                     and Corporate Secretary

                                   [SUNCOR LOGO]

                            MANAGEMENT PROXY CIRCULAR
                             SOLICITATION OF PROXIES

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SUNCOR ENERGY INC. ("SUNCOR" OR THE "COMPANY") OF PROXIES (HEREIN COLLECTIVELY "PROXY" OR "PROXIES") TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SUNCOR (THE "MEETING") TO BE HELD IN THE KEYANO COLLEGE THEATRE, 8115 FRANKLIN AVENUE, FORT MCMURRAY, ALBERTA, ON FRIDAY, APRIL 26, 2002, AT 10:00 A.M. LOCAL TIME FOR THE PURPOSES INDICATED IN THE NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means of communication by regular employees of Suncor. The cost of solicitation will be borne by Suncor. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Suncor ("Common Shares") and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the Meeting is March 7, 2002 (the "Record Date").

                  APPOINTMENT, VOTING AND REVOCATION OF PROXIES

APPOINTMENT

     Shareholders may convey voting instructions through use of the enclosed paper proxy form to be returned by mail or delivery to the address below, or through either (i) use of the telephone voting procedure; or (ii) use of the internet voting procedure. By conveying your voting instructions in one of these ways, you can participate in the Meeting through the person or persons named on the form of proxy. Details on using these procedures are described in the materials accompanying this Circular.

     ANY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED PROXY FORM TO ATTEND, VOTE AND ACT FOR AND ON BEHALF OF SUCH PERSON AT THE MEETING. IN ORDER TO DO SO THE SHAREHOLDER MUST INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR OTHER APPROPRIATE FORM OF PROXY, AND DEPOSIT IT WITH THE COMPANY OR ITS AGENT IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ENCLOSED PROXY FORM. MAIL AND INTERNET ARE THE ONLY METHODS BY WHICH A HOLDER MAY APPOINT SUCH OTHER PERSON AS PROXY. All paper proxies must be deposited with Suncor's transfer agent, Computershare Trust Company of Canada, at their Toronto office, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to 4:30 p.m. local time on Wednesday, April 24, 2002.

VOTING

     The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF INSTRUCTIONS, SHARES WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED HEREIN, FOR THE REAPPOINTMENT OF THE AUDITORS, FOR THE AMENDMENT OF BY-LAW NO. 1, FOR THE APPROVAL OF THE SUNSHARE PERFORMANCE STOCK OPTION PLAN, FOR THE APPROVAL AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN AND FOR THE APPROVAL OF THE STOCK SPLIT, ALL AS MORE PARTICULARLY DESCRIBED UNDER THE RELEVANT SECTIONS OF THIS CIRCULAR.

     THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. The management of Suncor is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

REVOCATION

     In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of Suncor, 112 - 4th Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Holders of record of Common Shares as at the close of business on March 7, 2002 are entitled to one vote for each whole Common Share so held. As of February 28, 2002 there were 223,153,889 Common Shares issued and outstanding. Suncor has no other class or series of voting shares outstanding.

     As of February 28, 2002, there is no person who, to the knowledge of the directors and officers of Suncor, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

                              ELECTION OF DIRECTORS

     Suncor's Articles of Incorporation stipulate that there shall be not more than fifteen nor fewer than eight directors. There are currently eleven directors. In accordance with the Company's By-laws, eleven directors will be elected at the Meeting. Mr. Bob Wyman, past Chairman of the Board and a director of Suncor since 1987, will be retiring at the close of the Meeting, as will Mr. Poul Hansen, a director of Suncor since 1996.

     Suncor's management will propose at the Meeting that the eleven nominees named herein be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

     Unless it is specified in a proxy that the Common Shares it represents shall be withheld from voting in the election of directors, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the table below.

     The Board of Directors is required to have an Audit Committee. The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee. For details of the membership and mandates of these committees, see the notes to the table below, "Report on Executive Compensation" and "Statement of Corporate Governance Practices".

     Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies that the Common Shares are to be withheld from voting in the election of directors.

     Information for each person proposed to be nominated for election as a director is as follows:

                                                                                         Voting Securities of
                                                            Principal occupation         Suncor beneficially
                                                             or employment, and          owned or over which
                                                            major positions and          control or direction
 Name and Municipality of        Periods of Service         offices in the last           is exercised as at
        Residence                   as a Director                five years              February 28, 2002(1)
----------------------------     --------------------      -----------------------      -----------------------

Mel Benson(2)(5)                 April 19, 2000 to         Management Services          2,565 Common Shares
Calgary, Alberta                 Present                   Consultant
                                                                                        367 Deferred Share
                                                                                        Units(3)

Brian A. Canfield(2)(4)          November 10, 1995         Chairman, TELUS              6,000 Common Shares
Point Roberts, Washington        to Present                Corporation (a
                                                           telecommunications           3,770 Deferred Share
                                                           company)                     Units(3)

Bryan P. Davies(2)(5)            January 28, 1991          Senior Vice                  6,200 Common Shares
Etobicoke, Ontario               to April 23, 1996         President, Regulatory
                                                           Affairs, Royal Bank          1,644 Deferred Share
                                 April 19, 2000 to         of Canada (a                 Units(3)
                                 Present                   chartered banking
                                                           institution)

Brian Felesky                    Nominee                   Partner, Felesky             1,400 Common Shares
Calgary, Alberta                                           Flynn, LLP,
                                                           Barristers and
                                                           Solicitors, Calgary,
                                                           Alberta

John T. Ferguson(5)(6)           November 10, 1995         Chairman, Princeton          8,374 Common Shares
Edmonton, Alberta                to Present                Developments Ltd. (a
                                                           real estate                  1,955 Deferred Share
                                                           development company),        Units(3)
                                                           Chair of the Board,
                                                           TransAlta Corporation
                                                           (an electric utility
                                                           company)

                                                                                         Voting Securities of
                                                            Principal occupation         Suncor beneficially
                                                             or employment, and          owned or over which
                                                            major positions and          control or direction
 Name and Municipality of        Periods of Service         offices in the last           is exercised as at
        Residence                   as a Director                five years              February 28, 2002(1)
----------------------------     --------------------      -----------------------      -----------------------

Richard L. George(6)             February 1, 1991          President and Chief          99,277 Common Shares
Calgary, Alberta                 to Present                Executive Officer,
                                                           Suncor Energy Inc.(7)

John R. Huff(4)(6)               January 30, 1998          Chairman and Chief           10,354 Common Shares
Houston, Texas                   to Present                Executive Officer,
                                                           Oceaneering                  4,047 Deferred Share
                                                           International, Inc.          Units(3)
                                                           (an oilfield services
                                                           company)

Robert W. Korthals(5)(6)         April 23, 1996 to         Corporate Director           8,000 Common Shares
Toronto, Ontario                 Present
                                                                                        3,343 Deferred Share
                                                                                        Units(3)

M. Ann McCaig(2)(4)              October 1, 1995 to        President, VPI               5,144 Common Shares
Calgary, Alberta                 Present                   Investments Ltd. (a
                                                           private investment           4,227 Deferred Share
                                                           holding company)             Units(3)

Michael W. O'Brien               Nominee                   Executive Vice               4,829 Common Shares
Canmore, Alberta                                           President, Corporate
                                                           Development, and
                                                           Chief Financial
                                                           Officer, of the
                                                           Company
                                                           (Retiring June, 2002)
                                                           (7)

                                                                                         Voting Securities of
                                                            Principal occupation         Suncor beneficially
                                                             or employment, and          owned or over which
                                                            major positions and          control or direction
 Name and Municipality of        Periods of Service         offices in the last           is exercised as at
        Residence                   as a Director                five years              February 28, 2002(1)
----------------------------     --------------------      -----------------------      -----------------------

JR Shaw(4)(6)                    January 30, 1998          Executive Chair, Shaw        41,600 Common Shares
Calgary, Alberta                 to Present                Communications Inc.
                                                           (a diversified               6,234 Deferred Share
                                                           communications               Units(3)
                                                           company); Chairman
                                                           of the Board of
                                                           Directors of Suncor
                                                           Energy Inc.

-------------------------

(1) The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional Common Shares have been excluded from the numbers shown. Certain of the Common Shares held by Mr. George and Mr. Shaw are held jointly with their respective spouses. The number of Common Shares held by Mr. George includes 82,486 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family. Certain Common Shares held by Mr. Benson (400) and Mr. Shaw (1,000) are beneficially owned by their respective spouses, but they respectively exercise control or direction over such shares.

(2) Member of the Environment, Health and Safety Committee. Mr. Hansen, who will be retiring as a director at the Meeting, is also a member of this committee.

(3) Deferred Share Units (DSUs) are not voting securities but are included in this table for informational purposes as they are Common Share equivalents. See "Compensation of Directors" for a description of DSUs. Fractional DSUs have been excluded from the numbers shown. Under the Special Performance Incentive Plan ("SPIP"), Messrs. George and O'Brien are expected to become entitled to receive DSU's in 2002. See "Report on Executive Compensation:
     Compensation Components" for a description of the SPIP.

(4) Member of the Human Resources and Compensation Committee. Mr. Wyman, who will be retiring as a director at the Meeting, is also a member of this committee.

(5) Member of the Audit Committee. Mr. Hansen, who will be retiring as a director at the Meeting, is also a member of this committee.

(6) Member of the Board Policy, Strategy Review and Governance Committee. Mr. Wyman, who will be retiring as a director at the Meeting, is also a member of this committee.

(7) Mr. George and Mr. O'Brien also serve as directors and/or officers of certain subsidiaries of Suncor.

Each of the nominees has been engaged in the principal occupation (or in other executive capacities for the same, affiliated or predecessor entities) indicated above for the past five years, except for Mr. Benson, who from 1996 to 2000 was the Senior Operations Advisor, African Development, Exxon Co. International, and Mr. Shaw, who became Chairman of the Board of the Company in 2001.

                            COMPENSATION OF DIRECTORS

     Directors, other than Richard L. George, Suncor's President and Chief Executive Officer, receive compensation from Suncor for services in their capacity as directors. The Chairman of the Board is paid an annual retainer of $175,000 and all other directors are paid an annual retainer of $30,000, prorated in each case for the period served. Directors also receive a fee of $1,500 per meeting, for attendance at Board or Board committee meetings and are reimbursed for long distance travel to attend such meetings. Committee chairs receive an additional $5,000 annually.

     The Company's Executive Stock Plan (the "ESP"), described in more detail under the heading, "Report on Executive Compensation", provides for the automatic grant of options to purchase Common Shares and awards of Limited Appreciation Rights ("LARs") to Directors who are not employees of Suncor ("Non-Employee Directors"). Each Non-Employee Director elected or appointed to the Board of Directors for the first time receives an initial grant of options to purchase 4,000 Common Shares and 4,000 LARs, and each Non-Employee Director receives an annual non-discretionary grant of options to purchase 4,000 Common Shares and 4,000 LARs, on the date of the first Board of Directors meeting following each annual meeting of the Company's shareholders.

     Options granted to Non-Employee Directors are exercisable immediately and expire ten years from the date of grant. The exercise price of the options is equal to the market price of the Common Shares at the time of the grant. LARs granted to Non-Employee Directors are on the terms described under the heading "Termination Contracts and Change of Control Arrangements".

     The ESP includes provisions which allow for the exercise of a Non-Employee Director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a Non-Employee Director immediately terminate upon cessation of such person's directorship.

     The ESP also provides for the payment of a fixed percentage of Directors' annual retainers in Common Shares. These provisions may be activated by the Board of Directors. As of February 28, 2002, these provisions had not been activated.

     Since January 1, 1999, Non-Employee Directors have been eligible to participate in a Directors' Deferred Share Unit Plan (the "DSU Plan"), under which they may elect to receive one-half or all of their cash board compensation (excluding expense reimbursements) in the form of deferred share units ("DSUs"). The number of DSUs to be credited to a Director's account on each payment date is equal to the number of Common Shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for Common Shares, an additional number of DSUs is credited to the directors' DSU accounts, equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director prior to December of the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then market value of a Common Share. In 2001, Directors received a total of 10,468 DSUs. The number of DSUs held individually by the Directors, other than those Directors retiring at the Meeting, is set out in the table under the heading, "Election of Directors", above.

     The Board of Directors has established share ownership guidelines for Non-Employee Directors. The recommended level of share ownership (including
DSUs) is Suncor Common Shares with a market value of $150,000.

                        REPORT ON EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

     During 2001, B.A. Canfield, J.R. Huff, M.A. McCaig, JR Shaw and W.R. Wyman served as members of the Human Resources and Compensation Committee (the "HR&CC"). Mr. Canfield served as Chairman.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

     During 2001, the HR&CC's principal mandate was to evaluate annually the performance of the Chief Executive Officer and to review his evaluation of the performance of other executive officers; to recommend to the Board of Directors the compensation for the Chief Executive Officer; and to review the recommendations of the Chief Executive Officer for the compensation of other executive officers. In 2001 the HR&CC reviewed their mandate and amended it to sharpen the committee's focus on the CEO and his executive group. In addition, the HR&CC will review all major human resources programs such as succession planning, performance management and human resource development.

EXECUTIVE COMPENSATION

     The Company's executive compensation program is comprised of three components: base salary, annual incentives and long term incentives. Together, these components form a comprehensive strategy for achieving the following objectives:

o    to attract and retain highly qualified management;

o    to align management compensation with shareholders' interests;

o to motivate performance by linking incentive compensation to the achievement of business objectives and financial performance; and

o to encourage retention of key people for the succession of Suncor management.

     The total compensation mix is structured to place a significant portion of the executives' compensation at risk, based on individual, business unit and corporate performance, as well as market practice. Compensation practices are also consistent and competitive with the external market.

     For Suncor's executive officers, including the executives listed in the Summary Compensation Table (the "Named Executive Officers"), base salary is targeted at the 50th percentile, and annual and long term incentives are targeted at the 65th percentile of remuneration paid by a comparative group of autonomous Canadian companies (the "Comparator Group") to executives in comparable positions. The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity. Independent compensation consultants provide the survey data on which these guidelines are based and applied.

EXECUTIVE COMPENSATION COMPONENTS

BASE SALARY. Salary is recognition for discharging job responsibilities and reflects the executive's performance over time. Individual salary adjustments take into account performance contributions for the year and reflect sustained performance contributions over a number of years.

ANNUAL INCENTIVE PLAN. The Company's Management Incentive Plan ("MIP") provides executive officers and other senior management of the Company with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business unit and individual performance objectives. Awards for corporate executives are based on Suncor's overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and their respective business unit.

LONG TERM INCENTIVES. Suncor's Named Executive Officers participate in two long-term incentive programs: (i) the Executive Stock Plan ("ESP") and (ii) the Special Performance Incentive Plan ("SPIP").

     (i)  Executive Stock Plan

     The ESP was established in 1992 and is designed to reward eligible executives and senior managers in relation to increases in Common Share performance. The plan promotes ownership perspectives, encourages the retention of key employees and provides an incentive to enhance shareholder value by furthering the growth and profitability of Suncor. ESP awards vary according to the position and salary level of the plan participant.

     Awards under the ESP are administered by the HR&CC. The plan provides for the grant of options for Common Shares, as well as limited appreciation rights ("LARs") and stock appreciation rights ("SARs"), either with options or standing alone. The ESP also provides for awards of Common Shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP.

     To date, the Board of Directors has followed a practice of awarding only options for Common Shares and LARs under the ESP. A maximum of 13,800,000 Common Shares, 800,000 of which are specifically reserved for Directors (See "Compensation of Directors"), have been authorized for issuance under the ESP since its inception. Of these, 3,135,049 Common Shares remain available for future option grants and other ESP awards.

     (ii) Special Performance Incentive Plan

     The SPIP is a five year performance-based plan for senior executives, established in 1997 and concluding on April 1, 2002. The SPIP was introduced to reward Suncor's executive team for making the best long-term decisions to further Suncor's objective of doubling its size over the five year plan period, and to align executive compensation with shareholders' interests. The SPIP was also intended to ensure Suncor retained an exceptional and motivated senior executive team during a critically important time in the Company's history and to attract new leaders when needed.

     Under the SPIP, a total of 32 executives, including the Named Executive Officers, were granted Performance Units ("Units") that vest on April 1, 2002 ("Vesting Date"), subject to achievement of performance-based vesting criteria for share value appreciation (the "Vesting Criteria"). Full vesting of Units requires a 100% increase (including the effect of dividend reinvestment) of an investment in Common Shares between 1997 when the plan was introduced, and the Vesting Date.

     On the Vesting Date, subject to achievement of the Vesting Criteria, executives holding Units are entitled to either "Bonus Shares", or "Deferred Share Units" (DSU's), or some combination thereof, as elected by the executives individually. "Bonus Shares" are effectively a cash payout, where half the award is paid in cash to cover individual taxes payable as a result of award payout. The other half may be used by the executive to purchase Common Shares in the open market. The cash value is based on the average closing price for Common Shares for the twelve weeks preceding the Vesting Date. DSUs are Common Share equivalents that are paid out in cash when the participant ceases to be employed by the Company, or on a date elected by the participant prior to December of the year following cessation of employment. The attributes of DSU's are described under the heading, "Directors' Compensation", above.

     In January 2002, the Board reviewed the status of the SPIP, and noted that, based on current trading prices for Common Shares, shareholder value is more than three times higher than it was in 1997 when the SPIP was initiated. This increase corresponds to an increase in Suncor's market capitalization from approximately $3.4 billion at plan inception to approximately $12 billion as of February 28, 2002. Based on current trading prices, the Vesting Criteria established for the SPIP in 1997 will be exceeded, and on the Vesting Date, the value of the executives' investment in the Company through DSU's would be substantially higher than was originally anticipated -- well in excess of the share ownership guidelines for their respective positions (See "Executive Share Ownership Guidelines" below). Following the Board's review of the Plan, in January 2002, the Board approved an amendment to the plan to allow participants who had elected to receive more than half of their Units in DSU's, to reduce their DSU award weighting to a minimum of 50%, and correspondingly increase the weighting of their Bonus Share award. The amendment recognizes the enormous creation of shareholder value from the SPIP plan inception to the current date. The amendment also supports the retention of the key executives who will lead the Company through its next stage of growth, by permitting them to realize some, but not all, of the created value today, while keeping a strong leadership stake in the Company through their DSU's and stock options.

     Also in 1997, the Company introduced an Employee Long Term Incentive Plan ("ELTIP") for all employees of Suncor, other than those senior executives who participate in the SPIP. The key objectives of the ELTIP were to motivate the employees to meet long-term business unit and company-wide goals and to further encourage a sense of ownership and teamwork among all employees.

     The ELTIP has two components. The first component, called the Employee Stock Option Program ("ESOP"), is primarily for senior managers and executives who do not participate in the SPIP. The second component is for all other employees and is called the Incremental Value Program ("IVP"). Full vesting of options granted under the ESOP and full payout of the IVP are dependent upon achievement of business unit performance criteria and, for the IVP, share price appreciation thresholds. As of the date hereof, all criteria under the ELTIP have been met, and accordingly, when the program concludes in April 2002, IVP participants will receive a combination of treasury Common Shares and cash, and stock options held by the ESOP participants will vest.

     Based on current share prices, it is estimated that the total cash cost of the ELTIP and SPIP programs combined, representing the cash component of ELTIP and the full value of Bonus Share and DSU components of SPIP, is approximately $108 million, of which $67 million has been recorded as a cumulative after-tax charge against earnings up to December 31, 2001. The $108 million estimated cash cost is less than 1.3% of the $8.5 billion increase in Suncor's market capitalization since SPIP plan inception. Of the estimated $108 million cash value of the ELTIP and SPIP programs, an anticipated total cash payout of approximately $72 million is expected in the second quarter of 2002, allocated between the SPIP for executives ($41 million) and the ELTIP for other employees ($31 million). The DSU component under SPIP, as noted above, is paid out only after the executive leaves the Company. Accordingly, the value over time of the DSU component will vary directly with the value of Common Shares. The foregoing cash estimates do not include the anticipated issuances of treasury Common Shares under the ELTIP. Based on current trading prices for Common Shares, roughly 559,000 Common Shares will be issued in April 2002 under the IVP, and a further 1,063,000 Common Shares will remain reserved for issuance thereafter on exercise of ESOP options, which expire in 2007. These Common Share numbers are before giving effect to the Stock Split, if approved at the Meeting.

     The Board of Directors believes the SPIP and ELTIP have been successful performance-based programs that have positioned the Company to achieve its five year growth plan initiated in 1997, achieve total shareholder returns well in excess of the criteria established at plan inception, and significantly outperform both the TSE 100 and Integrated Oil indices over the plan period.

While investors have benefited from a shareholder value that is more than three times higher than in 1997, Suncor has also:

o retained and attracted highly qualified management, committed to the long term, profitable growth of Suncor;

o    aligned management compensation with shareholders' interests;

o motivated exceptional performance by linking incentive compensation to the achievement of business objectives and financial performance; and

o    encouraged retention of key people for the succession of Suncor management.

     The following chart sets out, for each of the Named Executive Officers, the number of Units under SPIP held as of February 28, 2002, and their allocation between Bonus Shares (cash) and DSU's.

                     Number of Performance         Award Payout Elected
     Name            Units Granted in 1997                 (%)
--------------       ---------------------         --------------------
                                                   DSU's    Bonus Shares
R. L. GEORGE               200,000                  50          50
M.M. ASHAR                 100,000                  50          50
M.W. O'BRIEN               100,000                  50          50
D.W. BYLER                  89,000(1)               70          30
T.L. RYLEY                  59,286(1)               50          50

-------------------------
Note:

(1) Includes Units granted in April 1, 1997, and Units granted subsequently when the executive was promoted to his current executive position.

EXECUTIVE SHARE OWNERSHIP GUIDELINES

     Suncor's executive share ownership guidelines are for Common Share holdings with an aggregate value of four times base salary for the CEO, two times base salary for senior executives, and one times base salary for other vice presidents. The guideline becomes applicable on the later of April 1, 2002, and five years after becoming an executive. Common Shares and Deferred Share Units count toward fulfillment of the guidelines.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     The HR&CC assesses the overall performance and compensation of Mr. George, the President and Chief Executive Officer, on the basis of his sustained performance over time in meeting the following key accountabilities of his office:

o positioning Suncor in existing and potential related business areas to enhance earnings,

o increasing earnings and cash flow through the judicious expansion of Suncor by development, acquisition or merger,

o    optimizing the return on assets employed,

o    communicating the goals and key values of Suncor to its stakeholders,

o ensuring that Suncor has a sound financial structure in place to capitalize on growth and diversification opportunities, and

o continually improving personal and subordinate effectiveness to assure competent management development and succession.

For 2001, Mr. George's 2001 annual incentive of $720,000 was established to recognize the effective leadership he provided as demonstrated by the following Company achievements:

o Under his leadership Suncor averaged 156,600 barrels of oil equivalent per day during 2001.

     The Company also increased earnings to $388 million.

o Project Millennium, a four-year, $3.4 billion expansion project was commissioned on schedule providing Suncor's Oil Sands operation with a production capacity of 225,000 barrels of oil per day. Despite cost overruns, this project is expected to be a major contributor to Suncor's cornerstone business and serve as a foundation for Suncor's plans for profitable growth.

o During 2001, the Company received regulatory approval for its Firebag In-situ Oil Sands Project and initiated construction of stage 1 of the project. Firebag is Suncor's first commercial scale in-situ project, using technology that has less impact to air, water and land than traditional mining methods.

o Suncor also took its first steps in seeking regulatory approval for Voyageur -- an Oil Sands expansion plan to increase production up to 550,000 barrels per day by 2010 to 2012, subject to Board and regulatory approval and favourable economic and market conditions.

o Acquisitions over the last few years culminated in 2001 with oil sands leases estimated to contain more than 12 billion barrels of resources in place, as evaluated by independent petroleum consultants. Suncor's leases provide the Company with resources for more than 50 years of production based on currently planned production rates.

o A Company-wide reorganization was completed in November 2001 to position the Company for continued growth and build a more integrated culture to leverage business value. Suncor continued to emphasize the importance of workforce diversity, leadership development, succession planning and a committed workforce.

o For the third year in a row, Suncor was included in the Dow Jones Sustainability Group Index, a global stock index that tracks the performance of leading sustainability companies.

o Electricity was generated from Suncor's first renewable energy project. The SunBridge Wind Power Project is a joint venture with Enbridge Inc. in Gull Lake, Saskatchewan and is expected to yield 11 megawatts of power when completed in 2002. Suncor's renewable energy business is a component of the Company's action plan to address climate change.

o The Company's role as a founding partner (along with the Pembina Institute for Appropriate Development) in establishing the Clean Air Renewable Energy
     (CARE) Coalition received support by Canada's Finance Minister Paul Martin when he announced fiscal incentive mechanisms for low-impact renewable energy.

     Mr. George also continued to show strong leadership in communicating Suncor's achievements and growth plans to the investment community. The market's confidence in Suncor was reflected in the 12-month increase of 37% in Suncor stock price, which ended the year at $52.40. During the year, share price surpassed the $11 billion threshold in market capitalization.

     This report is furnished by the members of the Human Resources and Compensation Committee:

                B.A. Canfield, Chairman
                J.R. Huff
                M.A. McCaig
                JR Shaw
                W.R. Wyman

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides a summary of compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                          Long-Term
                                                                         Compensation
                                        Annual Compensation                 Awards
                                -------------------------------------    -------------
                                                                          Securities
                                                                            Under
    Name and                                             Other  Annual   Options/SARs         All Other
   Principal                    Salary      Bonus(1)    Compensation(2)    Granted         Compensation(3)(4)
  Position(5)         Year       ($)          ($)           ($)              (#)                 ($)
-----------------     -----     -------     --------    -------------    -------------     ------------------
R.L. GEORGE           2001      749,846     720,000          -             105,000               54,270
President and         2000      686,769     610,000          -              80,000               49,320
Chief                 1999      608,961     450,000          -              97,800               48,030
Executive
Officer

M.M. ASHAR            2001      374,231     200,000          -              41,500               26,736
Executive Vice        2000      346,231     200,000          -              36,000               24,603
President,            1999      324,231     190,000          -              42,600               23,944
Oil Sands

M.W. O'BRIEN          2001      364,923     225,000          -              36,100               23,003
Executive Vice        2000      339,961     210,000        49,028           32,000               19,860
President,            1999      328,423     150,000         2,700           42,600               22,096
Corporate
Development and
Chief Financial
Officer

D.W. BYLER            2001      313,231     227,000          -              29,000               23,887
Executive Vice        2000      279,892     180,000          -              24,000               21,560
President,            1999      250,108      90,000          -              28,400               19,917
Natural Gas and
Renewable Energy

T.L. RYLEY            2001      313,231     190,000        13,599           29,000               19,874
Executive Vice        2000      279,683     180,000        56,087           20,000               17,705
President,            1999      194,667      65,000          -              17,000               13,405
Energy
Marketing and
Refining

-------------------------

(1) Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2002 in respect of services in 2001 are included.

(2) Amounts reported as Other Annual Compensation include incidental resettlement amounts provided to all employees relocated at Suncor's request, imputed interest on mortgage loans and reimbursement of taxes on these amounts.

(3) Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% percent of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(4) Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

OPTIONS

     For details of the 2001 grants of options to the Named Executive Officers and the fiscal year-end option values, see the following tables. The Company's Executive Stock Plan also provides for the issuance of SARs. However, no SARs were issued during the 2001 fiscal year or were outstanding as of December 31, 2001.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR(1)

                                         Individual Grants
                        -------------------------------------------------------
                                                                                     Market Value
                                                % of Total                           of Securities
                           Securities          Options/SARs                           Underlying
                             Under              Granted to                           Options/SARs
                          Options/SARs         Employees in       Exercise or         on Date of
                           Granted(2)         Fiscal Year(3)       Base Price            Grant
       Name                   (#)                  (%)            ($/Security)        ($/Security)        Expiration Date
--------------------      ------------        ---------------     ------------       --------------       ----------------
R.L. GEORGE                 105,000               10.02              34.90               34.90            January 26, 2011

M.M. ASHAR                   41,500                3.96              34.90               34.90            January 26, 2011

M.W. O'BRIEN                 36,100                3.44              34.90               34.90            January 26, 2011

D.W. BYLER                   29,000                2.76              34.90               34.90            January 26, 2011

T.L. RYLEY                   29,000                2.76              34.90               34.90            January 26, 2011

-------------------------

(1) Option grants for Common Shares were awarded on January 26, 2001. The first 1/3 of the award is exercisable on and after January 1, 2002, the second 1/3 on and after January 1, 2003, and the final 1/3 on and after January 1, 2004. In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

(2) LARs have been granted to certain executives of Suncor, including all Named Executive Officers. LARs are attached to each stock option held by the recipient and become exercisable only in the event of a change of control transaction. See "Termination Contracts and Change of Control Arrangements" for further information regarding the LARs.

(3) Options granted to employees include options granted pursuant to the Executive Stock Plan and options granted pursuant to the Employee Long Term Incentive Plan for non-executive employees.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
                FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                      Value of Unexercised
                                                            Unexercised Options/SARs at           In-The-Money Options/SARs at
                                                                  Fiscal Year-End                      Fiscal Year-End(2)
                                                                        (#)                                    ($)
                                                          ---------------------------------     ----------------------------------
                        Securities        Aggregate
                        Acquired on         Value
                        Exercise(1)        Realized
       Name                 (#)              ($)          Exercisable       Unexercisable        Exercisable       Unexercisable
-------------------    --------------    -------------    -------------    ----------------     --------------    ----------------

R.L. GEORGE               64,500           2,009,796         357,531            190,933           12,175,858          4,006,650

M.M. ASHAR                16,000             583,058         167,160             79,700            5,922,888          1,687,260

M.W. O'BRIEN             170,000           4,195,036          10,295             71,633              216,401          1,536,700

D.W. BYLER                14,000             400,750          91,098             54,466            3,615,939          1,148,152

T.L. RYLEY                20,000             579,000          50,403             47,999            1,641,942            969,922

-------------------------

(1)  The figures shown represent Common Shares.

(2) The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2001. The closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2001 was $52.40. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

RETIREMENT ARRANGEMENTS

     The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee paid benefit feature, and a defined contribution account balance.

     In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). The SERP is a non-registered, non-funded supplemental retirement arrangement.

     The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

                         PENSION PLAN AND SERP TABLE(1)

 REMUNERATION                                      YEARS OF SERVICE
--------------       ------------------------------------------------------------------------------
     ($)                5                7                 9              10-25             27
--------------      ----------       ----------        ----------       ----------       ----------
                        $                $                 $                $                $
    200,000            50,000           70,000            90,000          100,000          106,000
    250,000            62,500           87,500           112,500          125,000          132,500
    300,000            75,000          105,000           135,000          150,000          159,000
    350,000            87,500          122,500           157,500          175,000          185,500
    400,000           100,000          140,000           180,000          200,000          212,000
    500,000           125,000          175,000           225,000          250,000          265,000
    600,000           150,000          210,000           270,000          300,000          318,000
    700,000           175,000          245,000           315,000          350,000          371,000
    800,000           200,000          280,000           360,000          400,000          424,000
    850,000           212,500          297,500           382,500          425,000          450,500
    900,000           225,000          315,000           405,000          450,000          477,000
    950,000           237,500          332,500           427,500          475,000          503,500
  1,000,000           250,000          350,000           450,000          500,000          530,000
  1,050,000           262,500          367,500           472,500          525,000          556,500
  1,100,000           275,000          385,000           495,000          550,000          583,000
  1,150,000           287,500          402,500           517,500          575,000          609,500
  1,200,000           300,000          420,000           540,000          600,000          636,000
  1,350,000           337,500          472,500           607,500          675,000          715,500
  1,550,000           387,500          524,500           697,500          775,000          821,500

-------------------------

(1) Executive retirement income under the SERP is based on the executive's remuneration. Remuneration under the SERP is an annualized amount based on the average salary plus bonus for the best consecutive 36 months of the last 180 months of continuous service. For 2001 and prior years, the bonus portion is based on the average of the executive's last three bonuses, and effective January 1, 2002, the bonus portion is based on the executive's target bonus. During a three-year transition period, the bonus portion of the SERP calculation is the greater of the three year average bonus calculated under the post-2001 provisions, and the three year average bonus using a combination of actual and target bonuses. Executive retirement income for Named Executive Officers is 5% of the executive's remuneration, calculated in the above-described manner, times the number of years of either credited service or executive pensionable service (depending on the year in which the executive joined the SERP) ("SERP Credited Service") to a maximum of 10 years. The retirement benefit will increase by an additional 1.5% of remuneration for each year of executive pensionable service earned after the later of: July 1, 1997; the date the executive completes 25 years of credited service; the effective date of the executive's eligibility under the SERP; and the date on which the executive has earned a retirement benefit under SERP of at least 50% of remuneration. A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP. Five years of executive employment are required for rights under the SERP to vest. Executive officers with less than five years of executive employment may also become eligible to receive supplemental retirement payments under the SERP in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events. SERP payments for retirement prior to age 60 will be reduced by an early retirement reduction factor. The normal form of payment on retirement, and the basis on which benefits in the above table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

(2) As of February 28, 2002 remuneration covered by the retirement arrangement and the years of SERP Credited Service (rounded to the nearest whole year) for the Named Executive Officers are as follows:

                                                   SERP Credited
                           Remuneration               Service
         Name                  ($)                    (Years)
     ------------        ----------------         ---------------
     R.L. GEORGE             1,286,664                  21
     M.M. ASHAR                549,996                  14
     M.W. O'BRIEN              542,220                  27
     D.W. BYLER                451,224                  22
     T.L. RYLEY                415,440                  18

(3)  Government of Canada payments received (Old Age Security & Canada Pension
     Plan) are in addition to the payments shown in the table.

TERMINATION CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment. The arrangement provides for a payment of 2.5 times annual remuneration. The arrangement also provides for cash payments in respect of certain non-vested options and Units, if any, that are cancelled under the ESP and SPIP plans, respectively, as a consequence of termination of their employment. In the case of options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination. The SPIP payment is equal to the amount payable under the SPIP on a change of control (see below), but pro rated to exclude service after the date of termination. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or become payable in or in respect of 2001.

     Under Suncor's ESP (and, if approved by shareholders at the Meeting, under the "SunShare" Performance Based Stock Option Plan), the Company may issue LARs. Certain management and executive employees of the Company, including the Named Executive Officers, hold LARs. LARs provide the holders thereof with an opportunity to realize the value, if any, of their options under the ESP, upon occurrence of a change of control transaction affecting Suncor. In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies. LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment is equal to the amount, if any, by which (a) the greater of (i) the highest price per Common Share paid by a person acquiring Common Shares in the change of control transaction and (ii) the highest daily trading price of the Common Shares on The Toronto Stock Exchange during the 60 day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Common Shares on any particular day) exceeds (b) the exercise price of the option to which the LAR is related. LARs are generally issued annually at the discretion of the Company, have an 18 month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

     Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of such LARs in the manner and on such terms as it may authorize.

     The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2001 (which is equivalent to the number of options granted in 2001) and the total number of LARs which remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2001.

                  Number of LARs Granted on       Number of LARs Outstanding on
    Name               January 26, 2001                  December 31, 2001
------------      -------------------------       -----------------------------
R.L. GEORGE               105,000                           548,464
M.M. ASHAR                 41,500                           246,860
M.W. O'BRIEN               36,100                            81,928
D.W. BYLER                 29,000                           145,564
T.L. RYLEY                 29,000                            98,402

     As disclosed above in the notes to the tables entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year" and "Pension Plan and SERP Table", options granted but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements to secure its obligations under the SERP, under the termination contracts described above, and under the SPIP, upon a pending change in control of Suncor.

     Under Suncor's SPIP, if a participant retires, dies or becomes eligible to receive long-term disability benefits before the end of the Performance Period, a portion of the Participant's Units (pro rated to reflect the length of the Participant's actual service during the Performance Period) will vest at the end of the Performance Period, subject to achievement of the performance vesting criteria. Units held by participants who leave the Company for any other reason before the end of the Performance Period will be cancelled. In the event of a change in control of the Company the performance vesting criteria is extrapolated to the end of the Performance Period and the corresponding number of a Participant's Units vest immediately as of the effective date of the change in control and will be paid out within 30 days thereafter in the form of cash. In addition, the Board of Directors has the discretion to accelerate vesting, or increase the percentage of Units that would otherwise vest, up to a maximum of 100% of the Units granted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2001, and their respective associates were at any time during the year indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or, excluding routine indebtedness, otherwise.

                                PERFORMANCE GRAPH

     The following graph shows, as of December 31 in each of 1996, 1997, 1998, 1999, 2000 and 2001, the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 1996 in each of Suncor Energy Inc. Common Shares, the TSE 300 (TRIV) Composite Index and the TSE Integrated Oils (TRIV) Index.


                                [PERFORMANCE GRAPH]


                  December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                     1996(1)        1997(1)        1998(1)        1999(1)        2000(1)        2001(1)
                  -------------- -------------- -------------- -------------- -------------- --------------

Suncor Energy Inc.    $100            176            167            222            285            393

TSE 300 Index         $100            115            113            149            160            140

TSE Integrated        $100            149            119            154            227            272
Oils Index

-------------------------

(1) The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

                       DIRECTORS' AND OFFICERS' INSURANCE

     Under policies purchased by Suncor, insurance of a maximum amount of approximately $150 million is in effect for the directors and officers of Suncor against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty in the discharge of their duties, individually or collectively.

     The policies are subject to certain exclusions, and provide for a corporate deductible of $5 million in circumstances where Suncor is permitted by law to indemnify individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, there is no deductible. In 2001 Suncor paid premiums of approximately $20,500 in respect of directors and officers as a group. No premiums were paid by any individual director or officer.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Suncor's Board of Directors is responsible for supervising the management of the business and affairs of Suncor. The Board of Directors' written mandate outlines its major goals and duties, which include establishing Suncor's policy direction and fundamental objectives. The Board of Directors has adopted a management control process policy which delegates to management the responsibility and authority to direct Suncor's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financings, among other things, must be approved in advance by the Board of Directors.

     The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board Policy, Strategy Review and Governance Committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. This committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as corporate governance issues and Board composition and effectiveness. The Audit Committee reviews the effectiveness of the Company's financial reporting, management information and internal control systems, and of its internal and independent auditors. It also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves Suncor's interim consolidated financial statements and interim MD&A (Management's Discussion and Analysis). The Environment, Health and Safety Committee reviews the effectiveness with which the Company meets its obligations pertaining to the environment, health and safety, including the effectiveness with which management establishes and monitors compliance related policies. This committee also monitors management's performance and emerging trends and issues in these areas. The Board of Directors also has a Human Resources and Compensation Committee. For information regarding the mandate of this committee, see "Report on Executive Compensation", commencing on page 7 of this Circular. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

     The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Board Policy, Strategy Review and Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.

     Additional information on Suncor's corporate governance practices is set out in Appendix A to this Circular, which summarizes the corporate governance guidelines (the "Guidelines") of The Toronto Stock Exchange, and Suncor's alignment with them.

                         SPECIAL BUSINESS OF THE MEETING

                            AMENDMENT OF BY-LAW NO. 1

     At the Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, an ordinary resolution confirming the amendment of By-law No. 1, the Company's general operating by-law (the "By-law").

     The CANADA BUSINESS CORPORATIONS ACT, the Corporation's governing statute, and the regulations thereunder (the "Act"), were amended on November 24, 2001 (the "CBCA Amendments"). The CBCA Amendments are extensive and comprehensive, and include a number of initiatives to modernize the law. Shareholders who are interested in the full text of the CBCA Amendments and a detailed comparison of the prior and amended law, should contact Industry Canada Corporations Directorate or visit its web site at http://strategis.ic.gc.ca.

     The Board of Directors reviewed its existing By-law in light of the CBCA Amendments, and determined that amendment of the By-law was in order to align the By-law with the amended CBCA. On February 28, 2002, an amended By-law was approved by the Board.

     The amended By-law permits, but does not require, the use of electronic communication facilities in matters such as delivery of documents to shareholders, shareholder meetings, proxy appointment and shareholder voting. The amended By-law now facilitates the use of electronic processes by the Company, subject to the requirements of the CBCA. These requirements include processes designed to ensure the integrity of the electronic facilities, and to ensure that shareholders are not prejudiced by their use. Protections include, among other things, requirements for recipient consent to electronic delivery of documents, as well as requirements for the integrity of systems used for electronic signatures and voting.

     Amendments to the By-law were also required to conform the By-law to the CBCA Amendments on indemnification of directors and officers. Among the changes, the CBCA now expands the scope of indemnification to include individuals acting, at the Company's request, as directors and officers, or in a similar capacity, of entities other than the Company and its direct subsidiaries. This could include, for example, non profit organizations and industry associations.

     Appendix "B" to this Circular sets out the complete text of the amended By-law, highlighting the changes. In order to continue to be effective, the amended By-law must be confirmed at the Meeting by a majority of the votes cast by the shareholders voting in respect of the resolution.

     THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE RESOLUTION CONFIRMING THE AMENDMENT OF THE BY-LAW, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER SIGNING THE PROXY. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR SUCH CONFIRMATION.

                               TEXT OF RESOLUTION

     The text of the resolution to confirm the amended Bylaw is as follows:

     "BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that the amendment of By-law No. 1 of the Company, as approved by the Board of Directors of the Company on February 28, 2002, and attached to the Management Proxy Circular dated February 28, 2002, be and it is hereby ratified, confirmed and approved."

                     SUNSHARE PERFORMANCE STOCK OPTION PLAN

     At the Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, an ordinary resolution approving the SunShare performance based stock option plan (the "SunShare Plan" or the "Plan").

     Suncor's existing long-term incentive programs, namely the Special Performance Incentive Plan ("SPIP") for executives, and the Employee Long-Term Incentive Plan ("ELTIP") for non-executive employees, are expected to vest on April 1, 2002. These plans were implemented in 1997 to support the Company's 1997 - 2002 strategic objectives. These performance-based plans served as the key long term incentives for executives and other employees during the plan period of 1997 to 2002. Shareholder value today is more than three times higher than in 1997 when the SPIP was initiated, representing an increase in Suncor's market capitalization from approximately $3.4 billion in 1997, to approximately $12 billion as of February 28, 2002. Based on current Common Share prices, these two programs will fully vest in April 2002. SPIP and ELTIP are described under the heading "Report on Executive Compensation" in this Circular.

     On November 21, 2001, Suncor's Board of Directors, in keeping with the Company's compensation philosophy, approved the adoption, subject to shareholder approval, of the SunShare Plan. The purpose of this performance-based stock option plan is to promote a long-term perspective in decision making and strategy implementation, to foster corporate integration and teamwork across the Company and to attract and retain key capabilities required to deliver the Company's 2002 - 2008 business strategies. The SunShare Plan is intended to support the next stage of the Company's plans for growth by incorporating aggressive performance-based vesting acceleration criteria to align and motivate Suncor employees to superior execution of the business plan. The SunShare program, if approved, will serve as the cornerstone of the Company's long-term incentive strategy for eligible employees, including executives, during the program period.

     The Human Resources and Compensation Committee of the Board (the "HR&CC") has adopted award guidelines under the Plan, which among other things specify the size of individual option grants for executive employees and a range of grants for non-executives. Under the terms of the Plan, no single employee will be eligible to receive options representing more than 5% of the issued and outstanding common shares of the Company. The HR&CC also has the authority, which may be delegated to management, to interpret the Plan, to authorize amendments to the Plan, to adopt, amend and rescind rules, regulations and administrative guidelines relating to the Plan, and to otherwise administer the Plan, subject to compliance with regulatory requirements.

     Subject to shareholder approval at the Meeting, the SunShare Plan will have an effective date of April 30, 2002, and options thereunder will be granted on the effective date to eligible permanent full-time and part-time employees of the Company and its subsidiaries, in accordance with the HR&CC-approved award guidelines. Additional options may be granted after the initial grant date, principally to support recruitment of new employees and employee advancement to positions of greater accountability within the Company. The HR&CC has delegated to management the authority to grant options to non-executive employees. No options have been granted under the SunShare Plan to date.

     The Board of Directors has reserved 6,000,000 Common Shares (12,000,000 Common Shares after the Stock Split, if approved - See "Special Business of the Meeting - Amendment of Articles - Two-for-one Division of Common Shares" below) for option grants under the SunShare Plan, representing approximately 2.7% of the issued and outstanding Common Shares of the Company. When combined with Common Shares that will continue after April 30, 2002, to be reserved for issuance under Suncor's other share compensation arrangements, approximately 7% (15,670,000 Common Shares, or 31,340,000 Common Shares, after the Stock Split, if approved) of Suncor's issued and outstanding Common Shares will be reserved under Suncor's share compensation arrangements in the aggregate. This aggregate reserve is comprised of the full 6,000,000 Common Share reserve for the SunShare plan, the current reserves for granted but as yet unexercised stock options under Suncor's Executive Stock Plan (ESP) and Employee Long Term Incentive Plan (ELTIP) (approximately 6,535,000 in total), and shares reserved for future option grants under the ESP (approximately 3,135,000). No further options will be granted under the ELTIP, as that plan is now closed to new participants. All Common Share reserve numbers, unless otherwise indicated, are stated as of February 28, 2002, and before giving effect to the Stock Split.

     The exercise price of each option granted under the SunShare Plan cannot be less than the fair market value of a Common Share at the time of grant. Fair market value is generally the simple average of the high and low prices at which shares were traded in one or more board lots on The Toronto Stock Exchange on the day prior to the grant date. No option granted under the Plan is exercisable later than April 29, 2012, which is ten years after the effective date of the Plan. Options will terminate on their stated termination date or, if earlier, upon or within varying periods of time following the termination of employment, depending on the reason for the termination. Awards not exercised prior to their termination will be available for grants to other participants.

     Vesting of options will be accelerated if performance criteria are met within specified time frames. If performance criteria are not met within the time frames, options will vest on January 1, 2012, approximately four months prior to their expiry. The performance criteria include achievement of company-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2005-2008 period, and achievement of Common Share price targets requiring a doubling of share price by April 2008 for maximum vesting. The criteria also permit interim and partial vesting based on achievement of the ROCE target for the 2003 - 2004 period, and share price milestones after 2003 concurrently with achievement of total shareholder return ("TSR") superior to the TSR of the S&P 500 index during the comparable period. Total shareholder return is a measure of return on investment that includes both capital gain and notional dividend reinvestment over the measurement period. ROCE will be derived from Suncor's audited financial statements, based on Suncor's earnings for a year, before long-term interest expense, as a percentage of average capital employed for the year. Average capital employed for a year is generally shareholders' equity and debt (short term borrowings and current and long term portions of long term borrowings), less the costs related to major growth projects in progress, at the beginning and end of the applicable year, divided by two. The HR&CC will have the authority to adjust the ROCE criteria as appropriate for events such as changes in accounting principals and policies that will effect the comparability of ROCE over the program period, to maintain the integrity of the original criteria.

     The Plan provides for certain adjustments to be made to options in the event of a subdivision or consolidation of the Common Shares, or in the event of certain other corporate changes, including an amalgamation, combination, merger or other reorganization involving the Company. In addition, in the event of a change of control of the Company prior to April 30, 2008, all options under the Plan will immediately vest. The Plan also provides for the issuance of LARs to certain executive and senior management employees. LARs would only become exercisable after a change of control transaction affecting the Company. See "Termination Contracts and Change of Control Arrangements" for a description of LARs.

     In order to take effect and serve as a key incentive program for Suncor employees over the 2002 - 2008 program period, the SunShare Plan must approved by a majority of the votes cast at the Meeting or any adjournment thereof.

         THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE RESOLUTION APPROVING THE SUNSHARE PLAN, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER SIGNING THE PROXY. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE SUNSHARE PLAN.

                               TEXT OF RESOLUTION

     The text of the ordinary resolution to approve the SunShare Plan is as follows:

     "BE IT RESOLVED as an ordinary resolution of the shareholders of the Company that the SunShare Performance Stock Option plan adopted by the Board of Directors on November 21, 2001 is hereby approved."

                  AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

BACKGROUND

     At the Meeting, shareholders will be asked to approve and reconfirm Suncor's Shareholder Rights Plan. The Company's original shareholder rights plan was first implemented under an agreement dated January 25, 1996 between the Company and Montreal Trust Company of Canada (the "Original Plan"). The Original Plan was amended and restated, with approval of the shareholders of the Company, on April 15, 1996 and April 21, 1999. The Original Plan, as so amended and restated, is referred to as the "1999 Rights Plan". The 1999 Rights Plan is the Company's current shareholder rights plan. Its continued existence must be approved and reconfirmed by the Independent Shareholders (as defined therein) on or before the date of the Company's Meeting.

     The Company has reviewed its 1999 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design. The Company has determined that since April 1999, when the 1999 Rights Plan was last approved by shareholders, there have been few if any changes in those practices. As a result, on February 28, 2002, the Board of Directors resolved to continue the existing 1999 Rights Plan with minimal amendments, by approving an amended and restated shareholder rights plan (the "2002 Rights Plan" or the "2002 Plan") proposed to be dated April 26, 2002, subject to approval by the Independent Shareholders at the Meeting. The 2002 Rights Plan is identical to the 1999 Rights Plan in all material respects, and names Computershare Trust Company of Canada, the successor to the corporate trust business of Montreal Trust Company of Canada, as rights agent under the 2002 Rights Plan.

     A summary of the key features of the 2002 Plan is attached as Appendix "C" to this Circular. All capitalized terms used in this section of the Circular and in Appendix "C" have the meanings set forth in the 2002 Rights Plan, unless otherwise indicated. The complete text of the 2002 Rights Plan is available to any shareholder on request from the Company at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, by e-mail request to info@suncor.com, or by clicking on "Shareholder Rights Plan" in the Investor Relations menu on the Company's web site at www.suncor.com.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors has determined that it continues to be in the best interests of Suncor and the holders of its Common Shares that the Company have a shareholder rights plan, in the form of the 2002 Plan. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE RECONFIRMATION AND APPROVAL OF THE 2002 RIGHTS PLAN.

     The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the confirmation and approval of the 2002 Rights Plan.

     THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE IN FAVOUR OF THE RESOLUTION APPROVING AND RECONFIRMING THE 2002 RIGHTS PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THEIR PROXY THAT THEIR SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

                               TEXT OF RESOLUTION

     "BE IT RESOLVED, as an ordinary resolution of the Independent Shareholders of Suncor Energy Inc. (the "Corporation"), that:

     1. The Shareholder Rights Plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of April 26, 2002 between the Corporation and Computershare Trust Company of Canada, be and it is hereby ratified, confirmed and approved; and

     2. Any officer or director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

VOTE REQUIRED

     Shareholder approval and reconfirmation of the 2002 Rights Plan is not required by law but is required by the terms of the 1999 Rights Plan and stock exchange rules. The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Independent Shareholders at the Meeting.

     If the above resolution approving the 2002 Rights Plan is passed at the Meeting, then the Company and Computershare Trust Company of Canada (the "Rights Agent") would execute the 2002 Rights Plan effective as of the date the resolution is passed.

     If the resolution is not passed at the Meeting, the 1999 Rights Plan will become void and of no further force and effect, all outstanding Rights will be redeemed, the 2002 Plan will not be executed and will never become effective and the Company will no longer have any form of shareholder rights plan.

     The Board of Directors reserves the right to alter any terms of or not to proceed with the 2002 Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Company and its shareholders to do so, in light of subsequent developments.

OBJECTIVES OF THE 2002 RIGHTS PLAN

     The primary objectives of the 2002 Plan, as with the original Rights Plan, are to ensure that, in the context of a bid for control of the Company through an acquisition of the Company's Common Shares, the Board of Directors of the Company has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a shareholder of a corporation that is subject to a bid.

     In approving the 2002 Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

     (a) TIME. Current legislation permits a takeover bid to expire in 35 days. While this represents more time than the 21 day period in effect prior to recent amendments to securities laws, the Board of Directors is of the view that even 35 days may not be sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The 2002 Rights Plan provides a mechanism whereby the minimum expiry period for a Takeover Bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The 2002 Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

     (b) PRESSURE TO TENDER. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the target company. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The 2002 Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a takeover bid.

     (c) UNEQUAL TREATMENT. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The 2002 Rights Plan addresses these concerns by applying to essentially all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

GENERAL IMPACT OF THE 2002 RIGHTS PLAN

     It is not the intention of the Board of Directors in maintaining a shareholder rights plan for Suncor to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is fair and in the best interest of shareholders. For example, through the Permitted Bid mechanism, described in more detail in Appendix "B" to this Circular, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2002 Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Company's Common Shares in any exercise of its discretion to waive application of the 2002 Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

     Neither the Original Rights Plan nor the 2002 Rights Plan was adopted or approved in response to or in anticipation of any pending or threatened takeover bid, nor to deter takeover bids generally. As of the date of this Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Company. Rather, the objectives of the 2002 Rights Plan remain the same as they were for the Original Plan, as summarized above.

     The 2002 Rights Plan does not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the 2002 Rights Plan is not initially dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-In Event occurs and the Rights separate from the Common Shares, as described in Appendix "B", reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

     The 2002 Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the CANADA BUSINESS CORPORATIONS ACT to promote a change in the management or direction of the Company, and has no effect on the rights of holders of outstanding voting shares of the Company to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the 2002 Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

     In summary, the Board of Directors believes that the dominant effect of the 2002 Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

TAX CONSEQUENCES OF 2002 RIGHTS PLAN

     The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local tax laws.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     While the matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

     Assuming that the Rights have no value, Canadian shareholders will not be required to include any amount in income or be subject to withholding tax under the INCOME TAX ACT (Canada) (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

     The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

ELIGIBILITY FOR INVESTMENT FOR CANADIAN TAX-DEFERRED PLANS

     The Rights are qualified investments under the Tax Act for registered retirement savings plans ("RRSP's"), registered retirement income funds ("RRIF's"), and deferred profit sharing plans ("DPSP's"), and will not constitute foreign property of any such plan or any other taxpayer subject to
Part XI of the Act, provided that the Common Shares continue to be qualified investments that are not foreign property for such plans.

     The issuance of the Rights will not affect the eligibility of the Common Shares on the Effective Date as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the 2002 Rights Plan will not constitute the distribution of stock or property by the Company to its shareholders, an exchange of property or stock (either taxable or non-taxable), or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, as described above, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

          AMENDMENT OF ARTICLES - TWO FOR ONE DIVISION OF COMMON SHARES

     At the Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, a special resolution (the "Special Resolution"), amending Suncor's Articles to divide the issued and outstanding Common Shares on a two-for-one basis (the "Stock Split").

     Since May 8, 2000, the record date for the previous two-for-one division of Suncor's Common Shares, the trading price of the Common Shares has increased from $32 to highs of over $55 in the first quarter of 2002. The average trading price for the first two months of 2002 has been in the range of $49.

     Based on available information, Suncor's management believes Suncor's Common Shares are owned primarily by institutions such as mutual funds, pension funds and life insurance companies. It is estimated that less than 10% of Suncor's Common Shares are held by retail investors. The Board of Directors believes that the Stock Split will encourage greater market liquidity and wider distribution among individual investors, as a lower share price makes a board lot more affordable.

     The Stock Split will not change the rights of holders of Common Shares. Each Common Share outstanding after the Stock Split will be entitled to one vote and will be fully paid and non-assessable. As a result of the Stock Split, there will be certain consequential amendments to outstanding rights and options to acquire Common Shares. Assuming ratification of the renewal of Suncor's shareholder rights plan (the "SRP"), the number of Common Share purchase rights ("Rights") outstanding will double. (See "Special Business of the Meeting - Renewal of Shareholder Rights Plan", below). Until the Separation Time (as defined in the SRP), Rights will continue to be represented by the certificates representing the Common Shares. In addition, the Board of Directors has approved certain consequential amendments to its share and share-based incentive compensation plans to preserve proportionately the rights of plan participants. The number of DSUs and options will double and option exercise prices will be halved. The number of Common Shares reserved for future option grants and other share awards under the Company's employee stock option plans (including the new SunShare Plan, if approved by shareholders at the meeting - see "Special Business of the Meeting - SunShare Performance Stock Option Plan", above) will double to approximately 31,340,000 shares, based on the number of shares reserved as of February 28, 2002. The number of Common Shares reserved for issuance under the Company's Dividend Reinvestment and Common Share Purchase Plan will double to approximately 3,500,000, also based on the number of shares reserved as of February 28, 2002. These amendments will not take effect until the Stock Split has been approved by shareholders and implemented by the Company by filing Articles of Amendment with Industry Canada.

     In order to give effect to the Stock Split, the Articles must be amended by special resolution of shareholders. The text of the Special Resolution is set out below. To be effective, the Special Resolution must be passed by the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders voting in respect of the Special Resolution.

     THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE SPECIAL RESOLUTION, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER SIGNING THE PROXY. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT OF THE COMPANY'S ARTICLES TO DIVIDE THE ISSUED AND OUTSTANDING COMMON SHARES ON A TWO-FOR-ONE BASIS.

     If the Special Resolution is passed at the Meeting and the Stock Split is implemented, shareholders of record as of the close of business on May 15, 2002, being the record date in respect of the Stock Split, will keep their current share certificates and will be provided with additional share certificates representing the Common Shares to which they are entitled as a result of the Stock Split. It is currently expected that the Company will mail such certificates on or about May 22, 2002. Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Company or its transfer agents.

                           TEXT OF SPECIAL RESOLUTION

     The text of the special resolution to approve the Stock Split is as follows:

     "BE IT RESOLVED as a special resolution that:

     1. Pursuant to section 173 of the CANADA BUSINESS CORPORATIONS ACT (the "Act"), the Articles of the Company be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

     2. Any one of the directors or officers of the Company is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and

     3. The directors of the Company may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issuance of a Certificate of Amendment in respect of the foregoing.

                             APPOINTMENT OF AUDITORS

     The persons named in the accompanying form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of Suncor, to hold office until the close of the next annual meeting.
PricewaterhouseCoopers LLP have been auditors of Suncor for more than five years.

     The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services to the Company for the 2001 year were approximately $905,000. For consulting, tax and other services, fees billed in 2001 were approximately $2,044,000.

                                     GENERAL

     The information contained herein is given as of February 28, 2002, except as otherwise indicated. A copy of the documents set out below may be obtained without charge by any person upon request from the Company at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1. Suncor's current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto together with any subsequent interim financial statements; and

2.   This Circular.

     In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of Suncor's current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to the Company at the address noted above.

                               DIRECTORS' APPROVAL

     The contents and the sending of this Circular have been approved by the Directors of Suncor.

February 28, 2002

                               "JANICE B. ODEGAARD"

                               Janice B. Odegaard
                               Vice President, Associate General Counsel and Corporate Secretary

                                   APPENDIX A

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
1.   The Board of
     Directors should
     explicitly assume
     responsibility for
     stewardship of the
     Company, and
     specifically for:

a.   adoption of a               Yes        The Board Policy, Strategy Review and Governance
     strategic planning                     ("Board Policy") Committee is responsible for
     process                                assisting the Board of Directors and management by
                                            reviewing and providing advice with respect to
                                            the preliminary stages of key strategic initiatives
                                            and projects, and by reviewing and assessing
                                            processes relating to long range planning and
                                            budgeting. Suncor's long range plan is reviewed
                                            and approved annually by the Board of Directors.
                                            A Board meeting principally devoted to strategic
                                            planning is held annually.

b.   identification of           Yes        The Board of Directors' participation in Suncor's
     principal risks,                       strategic planning process involves consideration
     and implementing                       of the principal risks inherent in Suncor's
     risk management                        businesses. Risk identification and risk monitoring
     systems                                and management system implementation are included
                                            in the Board's major goals.

                                            Specific risks and risk management are also addressed
                                            by committees of the Board. For example, the Board
                                            Policy Committee's mandate includes providing advice
                                            with respect to the early stages of key strategic
                                            initiatives and projects and assessing the planning
                                            and budgeting processes, all of which involve
                                            consideration of risks and related management systems.
                                            The Environment, Health and Safety ("EH & S") Committee
                                            plays a role in reviewing environmental, health and
                                            safety issues and reporting to the Board of Directors
                                            on these matters. The Audit Committee reviews
                                            financial risk management issues and programs,
                                            including cash management, insurance and the use of
                                            financial derivatives.

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
c.   succession planning         Yes        The Board of Directors is responsible for monitoring and
     and monitoring                         reviewing the performance of the Chief Executive Officer
     senior management                      ("CEO") and senior officers and for ensuring adequate
                                            succession for their positions. The Human Resources and
                                            Compensation ("HRC") Committee is specifically mandated to ensure that appropriate executive succession planning and
                                            performance evaluation programs are in place and that they are operating effectively. The committee conducts an
                                            annual review of the performance of the CEO against
                                            predetermined goals and criteria. Senior management
                                            performance evaluations are undertaken annually, under the aegis of the CEO, and the results are reviewed by the
                                            committee. The committee also reviews and reports to the
                                            Board of Directors on the succession plan for senior
                                            management positions, including the position of the CEO.
                                            In addition, succession planning is included in the job
                                            descriptions for senior management.

d.   communications policy       Yes        The Board of Directors is specifically mandated to ensure
                                            systems are in place for communications with Suncor's
                                            shareholders and other stakeholders. Through Company
                                            policies, procedures and processes, Suncor seeks to
                                            interpret its operations for its shareholders and other
                                            stakeholders, through a variety of channels, including its annual reports, quarterly reports, news releases
                                            (including regular outlook and guidance releases),
                                            environmental reports, website materials, briefing
                                            sessions and group meetings. The Company encourages and
                                            provides for stakeholder feedback, through corporate
                                            communications and investor relations programs.

e.   integrity of                Yes        The Board of Directors is specifically mandated to ensure
     internal control                       processes are in place to monitor and maintain the integrity
     and management                         of Suncor's internal control and management information
     information systems                    systems. The Audit Committee is specifically mandated to
                                            assist the Board of Directors by reviewing the
                                            effectiveness of financial reporting, management
                                            information and internal control systems. This function
                                            includes a review of the evaluation of these systems by
                                            internal and external auditors, as well as the activities, organizational structure and qualifications of internal
                                            auditors, and the independence of external auditors.

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
2.   Majority of directors       Yes        Suncor currently has eleven directors, and the Board of
     should be                              Directors has determined that eleven directors will be
     "unrelated", and how                   elected at the Meeting. Richard L. George (President and
     these conclusions                      CEO) is the only director who is related. This conclusion
     were reached                           was reached by a review and analysis of the financial,
                                            contractual and other relationships of each director and
                                            their associates and affiliates, with Suncor and its
                                            affiliates, and an assessment of the materiality of any
                                            such relationships and the effect, if any, on the
                                            independence of each individual director. Mr. O'Brien, a
                                            Board nominee, if elected, will initially and for a period of time thereafter be considered a "related" director as
                                            he is an executive officer of the Company. Mr. O'Brien has announced his retirement from the Company in June 2002.

3.   Appoint a
     Committee:

a.  responsible for the         Yes         The Chairman of the Board works with the CEO to plan Board
    appointment and                         composition and succession, and these plans are reviewed by
    assessment of                           by the Board Policy Committee. The Board Policy Committee,
    directors                               meeting in the absence of any inside (management) directors who are members of that committee, has the mandate to
                                            consider nominations for directors, maintain a list of
                                            potential candidates, recommend Board nominations to the
                                            full Board of Directors and evaluate the performance and
                                            contribution of directors. Mr. George is the only inside
                                            director currently serving on the Board Policy Committee.

b.   composed                    Yes        As noted above, Mr. George has input into Board composition
     exclusively of                         through his role as CEO. However, as an inside director he
     outside (i.e.,                         does not participate in the Board Policy Committee's
     non-management)                        assessment and nomination processes.
     directors

c.   the majority of             Yes        Of the six members of the Committee, only one member
     whom are unrelated                     (Mr. George) is a related director. He does not participate in the Committee's Board assessment and Board nomination
                                            processes.

4.   Implement a process         Yes        The Board Policy Committee annually assesses and evaluates
     for assessing the                      the performance and contribution of individual members of
     effectiveness of                       the Board of Directors and the effectiveness of the Board
     the Board of                           of Directors and its committees.
     Directors, its
     committees and
     individual directors

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
5.   Provide orientation         Yes        Suncor provides orientation and education materials to new
     and education                          members of the Board of Directors, and conduct a formal
     programs for new                       orientation program involving meetings with senior management
     directors                              on key legal, environmental, business, financial and
                                            operational issues. Suncor's Corporate Secretary maintains and updates a "Director's Book", a copy of which is given
                                            to each director, containing pertinent information relating to the Board and the Company.

                                            Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis,
                                            often in conjunction with Board meetings, for the purpose
                                            of acquainting them with Suncor's operations and the
                                            communities in which they are carried on.

6.   Consider size of            Yes        The Board of Directors is specifically mandated to fix its
     Board of Directors,                    size, subject to shareholder approval, where required. The
     and impact of the                      Board Policy Committee is charged with the duty of assisting
     number on Board                        the Board of Directors in matters pertaining to, among
     effectiveness                          other things, the organization and composition of the Board of Directors.

                                            There are currently eleven members of Suncor's Board of
                                            Directors, and it is proposed that eleven directors be
                                            elected at the Meeting. The Board of Directors has
                                            determined an appropriate size for Suncor's Board of
                                            Directors is in the range of ten to fourteen directors.

7.   Review compensation         Yes        The HRC Committee reviews and reports to the Board of
     of directors in                        Directors on directors' compensation issues. The committee
     light of risks and                     has developed, in consultation with outside advisors,
     responsibilities                       guidelines for director compensation based on, among
                                            other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director
                                            compensation program. The Board has set director
                                            compensation based upon recommendations from this
                                            committee.

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
8.   Committees should           Yes        Richard L. George (President and CEO) is a member of the
     generally be                           Board Policy Committee (See above). As noted above,
     composed of outside                    Mr. O'Brien, a Board nominee, if elected, will be also
     directors, a                           initially and for a period of time thereafter a related
     majority of whom                       director.
     are unrelated

                                            Subject to the above exception, all Board committees are
                                            currently comprised solely of outside and unrelated
                                            directors.

                                            Mr. Shaw (Chairman of the Board of Directors) is a member
                                            of the Board Policy Committee and the HRC Committee. While
                                            Mr. Shaw may be considered an "officer" of the Company by
                                            virtue of his position as Chairman, he serves as such in a non-executive capacity. Accordingly, he is considered an
                                            "outside" director of Suncor for the purposes of the
                                            Guidelines.

9.   Appoint a committee         Yes        The Board Policy Committee assists the Board of Directors
     responsible for                        in matters pertaining to the Company's approach to
     Suncor's approach                      governance issues, the organization and composition of the
     to corporate                           Board of Directors, the organization and conduct of Board
     governance issues                      meetings, and the effectiveness of the Board of Directors
                                            in performing and fulfilling its responsibilities.

10a. Define limits to
     management's
     responsibilities by
     developing mandates
     for:

     i.  the Board of            Yes        The Board of Directors has developed and approved its
         Directors                          mandate, which includes a description of its major goals
                                            and duties. The Board of Directors has also developed and
                                            approved a management control process policy which sets out the specific authority that has been delegated to
                                            management by the Board of Directors. The Board of
                                            Directors has plenary power and has reserved to itself all authority not specifically delegated.

     ii. the Chief               Yes        There is an accountability statement for the office of CEO
         Executive                          which defines the main role of the position and identifies
         Officer                            its key accountabilities, described in more detail in the
                                            "Report on Executive Compensation".

b.   Board of Directors          Yes        The corporate objectives for which the CEO is responsible
     should approve the                     are set annually by the Board of Directors in consultation
     Chief Executive                        with the Board Policy Committee. In addition, the HRC
     Officer's corporate                    Committee annually reviews the CEO's performance goals
     objectives                             and criteria, and his performance is measured against
                                            these criteria in conjunction with compensation reviews.

  CORPORATE GOVERNANCE        SUNCOR
        GUIDELINE             ALIGNMENT                            COMMENTARY
-------------------------     ---------     ------------------------------------------------------------
11.  Establish                   Yes        The Chairman of the Board is independent of Suncor's
     structures and                         management.
     procedures to
     enable the Board of                    The Board of Directors and its committees meet independently
     Directors to                           of management when warranted. In addition, in camera
     function                               sessions are held at Board meetings in the absence of both
     independently of                       management and inside directors.
     management


12a. Ensure an Audit             Yes        The mandate of Suncor's Audit Committee, described in
     Committee has a                        general terms under "Statement of Corporate Governance
     specifically                           Practices" of the Circular, includes the following specific
     defined mandate and                    duties:
     direct
     communication                          o  Enquire as to the adequacy of Suncor's system of internal
     channels with                             controls
     internal and                           o  Review the evaluation of internal and financial controls
     external auditors                         by internal and external auditors, respectively
                                            o  Review management's monitoring of compliance with the
                                               Company's business conduct code
                                            o  Oversee the financial aspects of Suncor's pension plan
                                            o  Review financial statements and related disclosure
                                               documents, including related accounting and legal
                                               developments
                                            o  Review and monitor audit functions and findings
                                            o  Review corporate policies and practices relating to cash management, financial risk management, financing, credit
                                               and taxation related matters
                                            o  Conduct independent investigations into any matters which come under its scope of responsibilities

                                            The Audit Committee has direct communication channels with
                                            Suncor's internal and external auditors and meets regularly with the external auditors without presence of management.
                                            Suncor's Director of Internal Audit reports directly to the
                                            Audit Committee on a regular basis.

b.   all members should          Yes
     be non-management
     directors

13.  Implement a system          Yes        Individual directors may engage outside advisors at Suncor's
     to enable                              expense with the approval of the Chairman of the Board of
     individual                             Directors, Chairman of the Board Policy Committee or the
     directors to engage                    Board Policy Committee.
     outside advisors at
     the Company's
     expense

                                   APPENDIX B

                               SUNCOR ENERGY INC.

                                  BY-LAW NO. 1

                   By-laws regulating the business and affairs

                               of the Corporation

                 (Amended and Restated as of FEBRUARY 28, 2002)

           ----------------------------------------------------------


1.   BOARD OF DIRECTORS AND BOARD COMMITTEES

     (a) NUMBER OF DIRECTORS - Subject to any minimum and maximum number of directors specified in the Articles, the number of directors to be elected at any meeting of shareholders shall be the number of directors then in office, or such other number as has been determined from time to time by resolution of the board of directors.

     (b) COMMITTEES - The board of directors may appoint from among their numbers one or more committees of directors, however designated, and subject to the CANADA BUSINESS CORPORATIONS ACT AND THE REGULATIONS PROMULGATED THEREUNDER, ALL AS AMENDED FROM TIME TO TIME (the "Act"), may delegate to such committee or committees any of the powers of the directors. The board of directors shall appoint a chairman of each such committee to serve at the pleasure of the board. Subject to the Act and By-laws, and unless otherwise determined by resolution of the board of directors, a majority of the members of a committee shall constitute a quorum for meetings of committees, and in all other respects, each such committee shall have the power to determine its own rules of procedure.

2.   MEETINGS OF SHAREHOLDERS

     (a) PLACE AND TIME - Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within Canada on such date and at such time as may be determined from time to time by the board of directors. TO THE EXTENT PERMITTED BY THE ACT, MEETINGS OF SHAREHOLDERS MAY BE HELD ENTIRELY BY MEANS OF A TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY, INCLUDING TELECONFERENCING, VIDEO CONFERENCING, COMPUTER LINK, WEBCASTING AND OTHER SIMILAR MEANS.

     (b) CHAIRMAN - The Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act, such other person (other than a person who is an executive officer or employee of the Corporation) as may have been designated by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of shareholders. In the absence of all such persons or, in case of their inability or refusal or failure to act, the persons present entitled to vote shall choose another director as chairman and if no director is present, or if all the directors present refuse to act, then the persons entitled to vote shall choose one of their number to be chairman of the meeting.

     (c) QUORUM - At all meetings of shareholders, except meetings at which only holders of one or more classes or one or more series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present and for not less than 10 per cent of the outstanding shares of the Corporation which may be voted at the meeting to be represented in person or by proxy or by a duly authorized representative of a shareholder. At all meetings at which only holders of a particular class or series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present or represented of a majority of the shares represented at the meeting may adjourn the meeting to a fixed time (at least 24 hours after the time fixed for the meeting) and place, but no other business may be transacted. Notwithstanding the foregoing, at such adjourned meeting the shareholder or shareholders entitled to vote then present or represented shall constitute a quorum.

     (d) PROXIES - A shareholder is entitled to vote in person or by proxy or, if a body corporate or an association, by any individual duly authorized by a resolution of the directors or governing body of the body corporate or association. TO THE EXTENT PERMITTED BY THE ACT, THE DIRECTORS MAY PROVIDE FOR THE DEPOSITING AND TABULATION OF PROXIES BY TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION MEANS.

     (e) PROCEDURE AND VOTING AT MEETINGS - The chairman of a meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects. His decision on all matters or things shall be conclusive and binding upon the meeting. Except as may be otherwise prescribed by law, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting. In case of an equality of votes, the chairman of the meeting shall have a casting vote in addition to the vote or votes to which he is entitled as a shareholder, a proxyholder or a duly authorized representative of a shareholder. Every matter submitted to a meeting of shareholders for decision shall be decided on a show of hands unless a ballot is required or demanded. The chairman of the meeting may require, or any shareholder or proxyholder may demand, a ballot on any matter either before or after any vote by a show of hands. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. A ballot so required or demanded shall be taken in such manner and either at once or after adjournment, as the chairman of the meeting shall direct. The result of the ballot shall be the decision of the meeting, whether or not a vote by a show of hands shall have been taken previously on the same matter. Every person entitled to vote at a meeting of shareholders shall have one vote on a show of hands and, subject to the articles of the Corporation, upon a ballot shall be entitled to one vote for each share of the Corporation having such voting right which he holds or represents. NOTWITHSTANDING THE FOREGOING, TO THE EXTENT PERMITTED BY THE ACT, A PERSON ENTITLED TO VOTE AT A MEETING OF SHAREHOLDERS MAY VOTE BY MEANS OF A TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY THAT THE CORPORATION HAS MADE AVAILABLE FOR THAT PURPOSE.

     (f) SCRUTINEERS - The chairman of a meeting of shareholders may, or if a ballot is to be taken shall, appoint one or more persons who need not be shareholders to act as scrutineers of the meeting or any adjournment thereof.

     (g) ADDRESSES OF SHAREHOLDERS - Every shareholder shall furnish to the Corporation an address to or at which all notices and documents intended for the shareholder shall be sent. If no address appears in the records of the Corporation, such notice or document may be sent to such address as may be considered to be the most likely to result in the notice or document reaching the shareholder. The accidental omission to give any notice or document to any shareholder shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

3.   MEETINGS OF DIRECTORS

     (a) PLACE, TIME AND NOTICE - Subject to the provisions of any resolution of the board of directors, meetings of the board of directors may be called at any time by the Chairman of the Board, or any two directors, or the President, or in the absence or disability of the President, any two Vice-Presidents, or by order of the board of directors, and meetings of any committee of the board of directors may be called at any time by the aforesaid persons, or by the chairman of the applicable committee, or by order of the applicable committee. Notice of the time and place for holding any meeting of the board of directors or any committee shall be given at least 48 hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the board of directors or committee, as applicable.

     (b) CHAIRMAN - Subject to the provisions of any resolution of the board of directors, the Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act, such other director (other than a director who is an executive officer or employee of the Corporation), if any, designated from time to time by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of the board of directors, and the chairman of a committee, if any, or, in case of his absence or inability or refusal or failure to act, that one member of the applicable committee (who is a director other than a director who is an executive officer or employee of the Corporation), if any, designated by the chairman of the committee to exercise such function in his absence, shall preside at meetings of the committee. If the Chairman of the Board or committee chairman, as applicable, and such designated director, if any, be absent or unable or refuse or fail to act, the directors present may choose a chairman from among their number. The chairman at any meeting of directors or a committee may vote as a director.

     (c) QUORUM - A majority of the directors in office shall constitute a quorum for a meeting of the board of directors.

     (d) VOTING - Questions arising at a meeting of the directors or any committee shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall have casting vote in addition to the vote to which he is entitled as a director.

4.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) INDEMNITY - Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer, OR IN A SIMILAR CAPACITY, OF ANOTHER ENTITY, and his heirs and representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal, administrative, INVESTIGATIVE OR OTHER PROCEEDING TO WHICH HE IS INVOLVED BY REASON OF THAT ASSOCIATION WITH THE CORPORATION OR SUCH OTHER ENTITY, if

     (i) he acted honestly and in good faith with a view to the best interests of the Corporation OR, AS THE CASE MAY BE, TO THE BEST INTERESTS OF THE OTHER ENTITY FOR WHICH HE ACTED AS A DIRECTOR OR OFFICER OR IN A SIMILAR CAPACITY AT THE CORPORATION'S REQUEST; and

     (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

     [DELETED TEXT]

     (b) INSURANCE - The Corporation may purchase and maintain insurance for the benefit of any person referred to in clause 4(a) hereof against such liability as the board of directors may from time to time determine and as permitted by the Act.

5.   DELEGATION

     Without limit to the powers of the board of directors as provided in the Act, but subject to any limitations as provided in the Act, the board of directors may from time to time on behalf of the Corporation delegate to one or more persons whether or not directors or officers of the Corporation all or any of their powers to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

6.   EXECUTION OF DOCUMENTS

     The board of directors may from time to time determine the officers or other persons by whom any particular document or instrument or class of documents or instructions of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

7.   NOTICES

     (a) METHOD OF GIVING NOTICES - Subject to the Act, any notice (which term includes any communication or other document) to be given (which term includes sent, delivered or served) pursuant to the Act the Articles, the by-laws or otherwise to a shareholder, director, officer or auditor may be given and, if so given, shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary mail (except in the event of an actual or threatened stoppage or slow-down in mail delivery, in which case an alternate method of giving notice shall be used) or if sent to him at his recorded address (which term shall include his recorded facsimile number or electronic mail address) by means of any prepaid transmitted or recorded communication, INCLUDING BY MEANS OF TELECOPY, FACSIMILE OR OTHERWISE BY ELECTRONIC MEANS. A notice so delivered shall be deemed to have been given and received when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the person to whom it is delivered or mailed did not receive the document within that time or at all. A notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or transmitted by or on behalf of the Corporation, and shall be deemed to have been received at the same time, unless there are reasonable grounds for believing that the person to whom it is sent did not receive the notice within that time or at all. Notwithstanding the foregoing, any notice so delivered (other than by prepaid ordinary mail), dispatched or transmitted to the recorded address after 5:00 p.m. local time at the place of delivery or on a Saturday, Sunday or banking holiday (a "non-business day") at the place of delivery, shall be deemed to have been received at 8:00 a.m. local time on the first day thereafter that is not a non-business day. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable. Nothing in this section shall be construed as precluding the giving of notice by the Corporation in any other manner.

     (b) NOTICE TO JOINT SHAREHOLDERS - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice to one of such persons shall be sufficient notice to all of them.

     (c) OMISSIONS AND ERRORS - The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

     (d) PERSONS ENTITLED BY DEATH OR OPERATION OF LAW - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

8.   INTERPRETATION

     In this by-law, words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine gender; and words importing persons include individuals, corporations, partnerships, trusts and unincorporated organizations.

                 -----------------------------------------------

                                   APPENDIX C

                          2002 SHAREHOLDER RIGHTS PLAN

                             SUMMARY OF KEY FEATURES

         The following is a summary of the features of the 2002 Rights Plan. The summary is qualified in its entirety by the full text of the 2002 Rights Plan, a copy of which is available from the Company as described in the Circular. All defined terms, where used in this summary without definition, have the meanings attributed to them in the 2002 Rights Plan. There are no substantive differences between the 2002 Rights Plan and the 1999 Rights Plan.

(a)  Issuance of Rights

     One Right was issued by the Company in respect of each Common Share outstanding at the close of business on January 25, 1996, the date of implementation of the Original Plan, and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the 2002 Rights Plan, the Rights are simply reconfirmed and the Company reconfirms its authorization to continue the issuance of new Rights for each Common Share issued. Each Right entitles the registered holder thereof to purchase from the Company one Common Share. The exercise price under the 1999 Rights Plan was $75, reflecting an adjustment for the two-for-one stock split of Company's Common Shares in 2000. In the 2002 Plan, after giving effect to the proposed Stock Split, the exercise price is re-established at $150 per Common Share to reflect what the Company believes is a more appropriate exercise price. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Company having an aggregate market price equal to twice the Exercise Price.

     The 2002 Rights Plan includes a new provision that the Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the 2002 Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)  Trading of Rights

     Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Company and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Company describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)  Separation Time

     The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)  Acquiring Person

     In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Company's outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Company of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the 2002 Rights Plan Agreement. However, in general:

     (i) a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

     (ii) an "Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of the 2002 Rights Plan, which was made prior to the date of the Original Plan, which was made pursuant to a dividend reinvestment plan of the Company, or which was made pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement by the Company or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company. It also means a share acquisition which was made pursuant to the receipt or exercise of rights issued by the Company to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities, or which was made pursuant to a distribution to the public by the Company of Voting Shares or Convertible Securities made pursuant to a prospectus, as long as the Person acquiring same does not thereby acquire a great percentage of Voting Shares or Convertible Securities than the percentage held by such Person immediately prior to the acquisition;

    (iii) a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

     (iv) a "Pro Rata Acquisition" means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

     Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body or Crown agent or agency (provided that such person is not making or proposing to make a Take-over Bid).

     To the best of the knowledge of the directors and senior officers of the Company, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

(e)  Beneficial Ownership

     In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2002 Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or
     (2) pursuant to a pledge of securities).

     A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.

     (i)  Institutional Shareholder Exemptions from Beneficial Ownership

          The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law; (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts;
          (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body or Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions.

          A Person will not be deemed to "Beneficially Own" a security because
          (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust

          Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

     (ii) Exemption for Permitted Lock-up Agreement

          A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

          A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and made available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-Over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) is for a number of Voting Shares at least 7% greater than the number of Voting Shares under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock-up Bid; or (iii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid.

          A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2-1/2% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(f)  Flip-In Event

     A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the 2002 Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-In Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $300 (that is, 6 Common Shares) for $150 (that is, a 50% discount from the Market Price).

(g)  Permitted Bid and Competing Permitted Bid

     A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

     (i) the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

     (ii) the Take-over Bid contains irrevocable and unqualified conditions that:

          (I) no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

          (II) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

         (III) more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

          (IV) in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

          A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Alberta) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h)  Redemption, Waiver and Termination:

     (i) REDEMPTION OF RIGHTS ON APPROVAL OF HOLDERS OF VOTING SHARES AND RIGHTS. The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the 2002 Rights Plan (the "Redemption Price").

     (ii) WAIVER OF INADVERTENT ACQUISITION. The Board of Directors acting in good faith may waive the application of the 2002 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the 2002 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

    (iii) DEEMED REDEMPTION. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the 2002 Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

     (iv) DISCRETIONARY WAIVER WITH MANDATORY WAIVER OF CONCURRENT BIDS. The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the 2002 Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the 2002 Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the 2002 Rights Plan, the Board of Directors shall be deemed to have waived the application of the 2002 Rights Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

     (v) DISCRETIONARY WAIVER RESPECTING ACQUISITION NOT BY TAKE-OVER BID CIRCULAR. The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the 2002 Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence in the circumstances described in (h)(ii) above, to waive the application of the 2002 Rights Plan to such Flip-In Event. However, if the Board of Directors waives the application of the 2002 Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

     (vi) REDEMPTION OF RIGHTS ON WITHDRAWAL OR TERMINATION OF BID. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the 2002 Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the 2002 Rights Plan.

     If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(i)  Anti Dilution Adjustments

     The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

     (i) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

     (ii) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

     No adjustment to the Exercise Price of a Right will occur as a result of the Stock Split, if approved by shareholders at the meeting.

(j)  Supplements and Amendments

     Changes that the Board of Directors, acting in good faith, determines are necessary to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, Rights.

     The Company may make amendments to correct any clerical or typographical error.

     Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Rights Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

(k)  Expiration

     If the 2002 Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the 2002 Rights Plan) and the termination of the annual meeting of the shareholders in the year 2005 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the 2002 Plan.

                                    EXHIBIT 2

[SUNCOR ENERGY LOGO]                                        [COMPUTERSHARE LOGO]

                                           Computershare Trust Company of Canada
                                                           100 University Avenue
                                                         Toronto Ontario M5J 2Y1
                                                          Telephone 416-981-9500
                                                                  1-888-267-6555
                                                          Facsimile 416-981-9803
                                                                  1-888-665-5666
Jack Sample                                                www.computershare.com
123 Main Street
Anytown                               PROXY NUMBER                      XXXXXXXX
Province                              ISSUE ID                             XXXXX
A1A3B4                                HOLDER ACCOUNT NUMBER

                                              SAMPLEABCD0.000                 00

Use a black pen. Print in
CAPITAL letters inside the grey
areas as shown in this example.       / A / B / C /  / 1 / 2 / 3 /  / X /

PROXY FORM - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2002

NOTES TO PROXY

1. THE SHAREHOLDER SUBMITTING THIS PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN JR SHAW, RICHARD L. GEORGE AND ROBERT W. KORTHALS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY EITHER INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED OR SUBMIT ANOTHER PROPER FORM OF PROXY. (SEE REVERSE.) VOTING BY MAIL OR BY INTERNET ARE THE ONLY METHODS BY WHICH A HOLDER MAY APPOINT A PERSON AS PROXY OTHER THAN THE MANAGEMENT NOMINEES NAMED ON THE REVERSE OF THIS FORM.

2. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THEY WILL BE VOTED "FOR" ITEMS 1, 2, 3, 4, 5 AND 6.

3. If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knows of no such amendments, variations or other matters to come before the Meeting.

4. This proxy must be signed by the shareholder or such shareholder's attorney in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Any proxy which is undated will be deemed to bear the date on which it was mailed to the shareholder.


VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

VOTING BY MAIL is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy form in hand when you call.

RECEIVE DOCUMENTS ELECTRONICALLY - You can enrol to receive future securityholder communication electronically after you vote using the Internet. Even if you don't vote online, you can still enrol for this service. Follow the instructions below.


-----------------------------------------   ----------------------------------   --------------------------------------------------
TO VOTE USING THE TELEPHONE
(WITHIN U.S. AND CANADA)                    TO VOTE USING THE INTERNET           TO RECEIVE DOCUMENTS ELECTRONICALLY
-----------------------------------------   ----------------------------------   --------------------------------------------------
o Call toll free 1-800-816-9061 from a      o Go to the following web site:      o You can enrol to receive future securityholder
  touch tone telephone. There is NO           www.computershare.com/ca/proxy       communication electronically after you vote
  CHARGE for this call.                                                            using the Internet. If you don't vote online,
                                                                                   you can still enrol at:
o Enter your CONTROL NUMBER and PIN         o Enter your CONTROL NUMBER and PIN    www.computershare.com/ca/consent
  NUMBER, which are located in the bottom     NUMBER, which are located in the
  left hand corner of this form, and then     bottom left hand corner of this    o Enter your CONTROL NUMBER and PIN NUMBER, which
  listen for voting instructions              form, and then follow the voting     are located in the bottom left hand corner of
                                              instructions on the screen.          this form, and then follow the instructions on
                                                                                   the screen.

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY FORM.

CONTROL NUMBER   12345678901234             PIN NUMBER   12345
Proxies submitted by mail, telephone or Internet must be received by 4:30 p.m. (local time) on April 24, 2002.

THANK YOU

Mr A Sample

12345678   12345   SAMPLEABCD0.000                    [BARCODE GRAPHIC OMITTED]

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

APPOINTMENT OF PROXY

I/WE BEING HOLDER(S) OF SUNCOR ENERGY INC. HEREBY            PRINT THE NAME OF THE PERSON
APPOINT(S) JR Shaw; or failing him, Richard          OR      YOU ARE APPOINTING IF THIS PERSON
L. George; or failing him, Robert W. Korthals                IS SOMEONE OTHER THAN THE FOREGOING     ______________________________

as my/our proxy to attend, act and vote on behalf of the undersigned at the Annual and Special Meeting of Suncor Energy Inc. to be held at Keyano College Theatre, 8115 Franklin Avenue, Fort McMurray, AB on Friday, April 26, 2002, at 10:00 a.m. (local time), or at any adjournment thereof, provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below.

1.   ELECTION OF DIRECTORS                                   FOR       WITHHOLD

Election of Directors Nominated by                          /   /        /   /
Management of the Company

2.   APPOINTMENT OF AUDITOR                                  FOR       WITHHOLD

Reappointment of PricewaterhouseCoopers                     /   /        /   /
LLP as Auditor


RESOLUTIONS

The Board of Directors recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular, or at www.suncor.com

3.   BY-LAW NO. 1                                            FOR        AGAINST

Resolution approving the amendment to the                   /   /        /   /
Company's By-Law No. 1

4.   STOCK OPTION PLAN                                       FOR        AGAINST

Resolution approving the Sunshare Performance Based         /   /        /   /
Stock Option Plan

5.   SHAREHOLDER RIGHTS PLAN                                 FOR        AGAINST

Resolution approving the continuation,                      /   /        /   /
amendment and restatement of the Company's
Shareholder Rights Plan.

6.   DIVISION OF COMMON SHARES                               FOR        AGAINST

Resolution approving the amendment of articles to           /   /        /   /
effect a Two-For-One Division of Common shares

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matter properly comes before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy. The undersigned hereby revokes any instrument of proxy previously given to vote at the Meeting or any adjournments thereof.


AUTHORIZED SIGNATURE(S) -- SIGN HERE -- THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)                           Date - Day      Month      Year

_______________________________        /  /  /        /  /  /     /  /  /  /  /

                                    EXHIBIT 3

[SUNCOR LOGO]

TO THE REGISTERED AND NON-REGISTERED SHAREHOLDERS OF SUNCOR ENERGY INC. ("SUNCOR").
Pursuant to National Policy 41, holders of Suncor common shares may elect annually to have their names added to Suncor's interim financial statement supplemental mailing list by completing and returning this card. Alternatively, these reports can be accessed at www.suncor.com no later than sixty days after the end of each quarter.

PLEASE PLACE MY NAME ON SUNCOR'S INTERIM FINANCIAL STATEMENT SUPPLEMENTAL MAILING LIST.

Name

_______________________________________________________________________________


Apt.           Street Number   Street Name

_____________  ______________  ________________________________________________


City                                  Province/State       Postal Code/Zip Code

____________________________________  ___________________  ____________________


  /  /  SUNQ  2ENRG  06824  17N

                                                          ---------------------

                                                            Place Stamp Here

                                                          ---------------------



Computershare Trust Company of Canada
100 University Ave. 9th Floor
Toronto ON  M5J 2Y1

                                    EXHIBIT 4

[SUNCOR ENERGY LOGO]

Dear Shareholder:

Suncor Energy Inc.'s goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. A number of our shareholders have expressed that electronic access provides the greatest convenience; as such, we are pleased to announce the launch of this new document delivery approach.

INTRODUCING ELECTRONIC ACCESS TO SHAREHOLDER COMMUNICATIONS

This initiative will give shareholders the ability to electronically access the following important company documents easily and quickly:

o    Suncor Energy Inc. Annual Report, including financial statements
o    Notice of shareholder meetings
o    Information Circular and proxy related materials

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs. However, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF DOCUMENTS

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. To take advantage of electronic delivery, please go to www.investordeliverycanada.com and follow the instructions for enrollment. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Suncor Energy Inc. shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

ELECTRONIC VOTING

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Suncor Energy Inc. documents when they become available, as well as a Control Number to enable you to vote your shares through the www.proxyvotecanada.com internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the www.investordeliverycanada.com website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

We hope that you will take advantage of this new on-line service.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SUNCOR ENERGY INC.

Date:  March 25, 2002                   By:  "JANICE B. ODEGAARD"

                                           ------------------------------------
                                              JANICE B. ODEGAARD
                                              Vice President, Associate General
                                              Counsel and Corporate Secretary